As Filed with the Securities and Exchange Commission on November 16, 2000
                                                      Registration No. 333-47996
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933


                         APPLIED DIGITAL SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)

                                      3661
                          (Primary Standard Industrial
                           Classification Code Number)

              MISSOURI                                        43-1641533
   (State or other jurisdiction of                         (I.R.S. Employer
   incorporation or organization)                         Identification No.)

                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                                 (561) 366-4800
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

             ------------------------------------------------------

                               Garrett A. Sullivan
                         Applied Digital Solutions, Inc.
                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                                 (561) 366-4800
                               Fax: (561) 366-0002
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies of all correspondence to:
         David I. Beckett, Esq.                    Denis P. McCusker, Esq.
     Applied Digital Solutions, Inc.                    Bryan Cave LLP
      400 Royal Palm Way, Suite 410                One Metropolitan Square
        Palm Beach, Florida 33480               211 North Broadway, Suite 3600
             (561) 366-4800                     St. Louis, Missouri 63102-2750
           Fax: (561) 366-0002                          (314) 259-2000
                                                     Fax: (314) 259-2020
--------------------------------------------------------------------------------



      Amending the Prospectus and adding exhibits

--------------------------------------------------------------------------------


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

================================================================================
The information in this preliminary prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the amendment to the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.
================================================================================



                 SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2000

                                18,942,860 Shares


                         APPLIED DIGITAL SOLUTIONS, INC.

                                [GRAPHIC OMITTED]

                                  Common Stock

                     -------------------------------------



     This prospectus relates to 18,942,860 shares of our common stock, par value $.001 per share, which will be sold at various times by the Selling Shareholders listed in this prospectus starting on page 14. More information about the shares is under the heading "Description of Capital Stock."




     The Selling Shareholders may sell the shares of common stock in one or more transactions (which may include "block transactions") on the Nasdaq Stock
Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sales, at prices related to such prevailing market prices or at negotiated prices.


     Our shares are listed on the Nasdaq Stock Market under the symbol "ADSX." On November 9, 2000, the last reported sale price of our common stock was $2.88 per share. See "Price Range of Common Stock and Dividend Information."


     We  will  not  receive  any  proceeds  from  shares  sold  by  the  Selling
Shareholders and we will bear all the expenses incurred in connection with registering this offering of common stock.

     The Selling Shareholders may sell the shares of common stock directly or through underwriters, dealers or agents. They may also pledge some of the shares of common stock. This prospectus also relates to any sale of shares of common stock that might take place following any foreclosure of such a pledge. More information about the way the Selling Shareholders may distribute the common stock is under the heading "Plan of Distribution."

     See the information under the heading "Risk Factors" starting on page 3, which describes certain factors you should consider before purchasing the common stock.

     Our principal office is at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480, and our telephone number is (561) 366-4800.

                     -------------------------------------


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                     -------------------------------------



               The date of this prospectus is November ___, 2000.

                                TABLE OF CONTENTS

About This Prospectus..........................................................2
Risk Factors...................................................................3
Our Business...................................................................9
Recent Developments...........................................................11
Selling Shareholders..........................................................14
Description of Capital Stock..................................................18
Price Range of Common Stock and Dividend Information..........................21
Plan of Distribution..........................................................22
Legal Opinion.................................................................22
Experts.......................................................................22
Where You Can Find More information About Us..................................23
Statements Regarding Forward-Looking Information..............................24
Unaudited Pro Forma Condensed Combined Financial Statements ..................25



                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the Selling Shareholders may, from time to time, sell their shares of our common stock in one or more offerings. This prospectus provides you with a general description of the common stock being offered. You should read this prospectus together with additional information described under the heading "Where You Can Find More Information About Us."

     The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Commission's offices mentioned under the heading "Where You Can Find More Information About Us."

                                  RISK FACTORS

     You should carefully consider the risk factors listed below. These risk factors may cause our future earnings to be less or our financial condition to be less favorable than we expect. You should read this section together with the other information in, or incorporated herein by reference into, this prospectus.

     Forward Looking Statements and Associated Risk. This prospectus, including the information incorporated herein by reference, contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking information involves risks and uncertainties and may be affected by many factors, some of which are beyond our control. These factors include:

     o    our growth strategies,

     o    anticipated trends in our business and demographics,

     o our ability to successfully integrate the business operations of recently acquired companies, and

     o    regulatory, competitive or other economic influences.


     We cannot be certain of future financial results. While we have been profitable for the last three fiscal years, future financial results are uncertain. During both the three and nine month periods ended September 30, 2000, we incurred net losses. There can be no assurance that we will return to profitability which depends upon many factors, including the success of our various marketing programs, the maintenance or reduction of expense levels and our ability to successfully coordinate the efforts of the different segments of our business.

     Future sales of shares of our common stock could adversely affect the market price of our common stock. As of November 9, 2000, there were 102,101,653 shares of our common stock outstanding. In addition, 503 shares of our common stock are reserved for issuance in exchange for certain exchangeable shares issued by our Canadian subsidiary. Since January 1, 2000, we have issued an aggregate of 53,842,030 shares of common stock, of which 47,192,933 shares were issued for acquisitions, 2,455,882 shares of common stock were issued as earnout and put payments in acquisitions, 45,925 shares were issued in exchange for the exchangeable shares of our Canadian subsidiary and the exchangeable shares of our former Canadian subsidiary, TigerTel Services, Limited, 3,165,610 shares were issued upon the exercise of options, 735,833 shares were issued upon the exercise of warrants, 37,994 shares were issued for services and 207,853 shares were issued under our employee stock purchase program. In addition, we have entered into additional acquisition agreements which, when completed, will result in the issuance of approximately 11.8 million additional shares of our common stock.


     We have effected, and will continue to effect, acquisitions or contract for certain services through the issuance of common stock or our other equity securities, as we have typically done in the past. In addition, we have agreed to certain "price protection" provisions in prior acquisition agreements which may result in additional shares of common stock being issued. Such issuances of additional securities may be dilutive to the value of our common stock in certain circumstances and may have an adverse impact on the market price of our common stock.


     Our Series C Convertible Preferred Stock. You should be aware of the following matters relating to our Series C Convertible Preferred Stock which is described under "Recent Developments":

     o The conversion of the Series C Preferred Stock and the exercise of the related warrants could result in a substantial number of additional shares being issued if the market price of our common stock declines.

         At the earlier of 90 days after the issuance of the Series C Preferred Stock or upon the effective date of our registration statement relating to the common stock issuable on the conversion of preferred stock, the holders of the Series C Preferred Stock have the option to convert the Series C Preferred at a floating rate based on the market price of our common stock, but the conversion price may not exceed $7.56 per share, subject to adjustment. As a result, the lower the price of our common stock at the time of conversion, the greater the number of shares the holders of the Series C Preferred Stock will receive.

     o To the extent that shares of the Series C Preferred Stock are converted, a significant number of shares of common stock may be sold into the market, which could decrease the price of our common stock. In that case, we could be required to issue an increasingly greater number of shares of our common stock upon future conversions of the Series C Preferred Stock, sales of which could further depress the price of our common stock.

     o Upon the occurrence of certain triggering events set forth in the certificate of designation relating to our Series C Preferred Stock, we may be required to redeem the preferred stock at a redemption price equal to 130% of the stated value (or $33.8 million) plus accrued dividends, if such redemption is not prohibited by our credit agreement. In addition, under certain circumstances during the occurrence of a triggering event, the conversion price of the preferred stock may be reduced to 50% of the lowest closing price of our common stock during such period. We may also be required to redeem the preferred stock at a redemption price equal to 130% of the stated value upon a change of control or other major transactions. If we become obligated to effect such redemption, it could adversely affect our financial condition. If such reduction in the conversion price occurs, it would double the number of shares of common stock issuable on conversion.

     o We may be required to delist our shares of common stock from the Nasdaq National Market if specific events occur. In accordance with Nasdaq Rule 4460, which generally requires shareholder approval for the issuance of securities representing 20% or more of an issuer's outstanding listed securities, and under the terms of the agreement pursuant to which we sold the Series C Preferred Stock and related warrants, we must solicit shareholder approval of the issuance of the common stock issuable upon the conversion of the Series C Preferred Stock and the exercise of the related warrants, at a meeting of our shareholders which shall occur on or before June 30, 2001. If we obtain shareholder approval, the number of shares that could be issued upon the conversion of the Series C Preferred Stock would not be limited by the Nasdaq 20% limitation. If we do not obtain shareholder approval and are not obligated to issue shares because of restrictions relating to Nasdaq Rule 4460, we may be required to pay a substantial penalty and may be required to voluntarily delist our shares of common stock from the Nasdaq National Market. In that event, trading in our shares of common stock could decrease substantially, and the price of our shares of common stock may decline.

     o We will be required to accrete the discount on the preferred stock through equity. However, the accretion will reduce the income available to common stockholders and earnings per shares. The value assigned to the warrants will increase the discount on the preferred stock.

     o We may not pay dividends on our common stock without the consent of the holders of a majority of the shares of preferred stock.

     o The holders of the preferred stock have the right to require us to issue up to an additional $26 million in stated value of the preferred stock for an aggregate purchase price of $20 million, at any time until ten months from the effective date of the registration statement relating to the common stock issuable on conversion of the initial series of the preferred stock. The additional preferred stock will have the same preferences, qualifications and rights as the initial preferred stock. The additional preferred stock would be accompanied by warrants to purchase up to 800,000 shares of our common stock.



     We face significant competition. Each segment of our business is highly competitive, and we expect that competitive pressures will continue. Many of our competitors have far greater financial, technological, marketing, personnel and other resources than us. The areas which we have identified for continued growth and expansion are also target market segments for some of the largest and most strongly capitalized companies in the United States, Canada and Europe. There can be no assurance that we will have the financial, technical, marketing and other resources required to compete successfully in this environment in the future.


     We face risks associated with acquisitions and expansion. We have engaged in a continuing program of acquisitions of other businesses which are considered to be complementary to our lines of business, and we anticipate that such acquisitions will continue to occur. Since January 1, 1995 we have made 49 acquisitions and since January 1, 2000 we have made 7 acquisitions. Our total assets were approximately $341.6 million as of September 30, 2000 and $229.0 million, $124.1 million, $61.3 million, $33.2 million and $4.1 million as of December 31, 1999, 1998, 1997, 1996 and 1995, respectively. Net operating revenue was approximately $73.8 million and $107.3 million for the three months ended September 30, 2000 and 1999, respectively, $222.9 million and $231.8 million for the nine months ended September 30, 2000 and 1999, respectively, and $336.7 million, $207.1 million, $103.2 million, $19.9 million and $2.3 million for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. Managing these dramatic changes in the scope of our business will present ongoing challenges to our management, and there can be no assurance that our operations as currently structured, or as affected by future acquisitions, will be successful.


     It is our policy to retain existing management of acquired companies, under the overall supervision of our senior management. The success of the operations of these subsidiaries will depend, to a great extent, on the continued efforts of the management of the acquired companies.


     We have entered into earnout arrangements with certain sellers under which they are entitled to additional consideration for their interests in the companies they sold to us. Under these agreements, assuming that all earnout profits are achieved, we are contingently liable for additional consideration of approximately $19.6 million in 2001, $9.1 million in 2002 and $2.0 million in 2004, of which $1.0 million would be payable in cash and $29.7 million would be payable in stock.


     We have entered into put options with the sellers of those companies in which we acquired less than a 100% interest. These options require us to purchase the remaining portion we do not own after periods ranging from four to five years from the dates of acquisition at amounts per share generally equal to 10% to 20% of the average annual earnings per share of the acquired company before income taxes for, generally, a two-year period ending on the effective date of the put multiplied by a multiple ranging from four to five. The purchases under these put options are recorded as changes in minority interest based upon current operating results.

     In June 2000, we entered into agreements to issue, in the aggregate, 2,252,070 shares of our common stock, 1,628,197 shares of which have been issued, to acquire $10.0 million in put options and to settle earnout payments in certain companies owned by our subsidiary, IntelleSale.com. These agreements superseded agreements entered into during the second quarter of 1999.


     Goodwill amortization will reduce our earnings. As a result of the acquisitions we have completed through September 30, 2000, we have approximately $175.6 million of goodwill, approximately $23.3 million of which is deductible for tax purposes, which is currently being amortized over 20 years at the rate of approximately $8.8 million per year, which reduces our net income and earnings per share. In addition, future acquisitions may also increase the existing goodwill and the amount of annual amortization, further reducing net income and earnings per share. Goodwill associated with the Pacific Decision Sciences Corporation, ATEC and Connect Intelligence acquisitions recently completed amounted to approximately $38.4 million and will be amortized over 20 years at the rate of approximately $2.0 million per year. As required by Statement of Financial Accounting Standards No. 121, we will periodically review our goodwill for impairment, based on expected discounted cash flows. If we determine that there is such impairment, we would be required to write down the amount of goodwill accordingly, which would also reduce our earnings.


     Our need for additional capital could adversely affect earnings and shareholder rights. We may require additional capital to fund growth of our current business as well as to make future acquisitions. However, we may not be able to obtain capital from outside sources. Even if we do obtain capital from outside sources, it may not be on terms favorable to us. Our current credit agreement with IBM Credit Corporation may hinder our ability to raise additional debt capital. In addition, the terms of the Series C Preferred Stock and the sale of substantial amounts of our common stock upon the conversion of the Series C Preferred may make it more difficult for us to raise capital through the sale of equity or equity-related securities. If we raise additional capital by issuing equity securities, these securities may have rights, preferences or privileges senior to those of our common shareholders.


     Covenants under Credit Agreement. We entered into an amended and restated credit agreement with IBM Credit Corporation on October 17, 2000, which contains various covenants relating to our financial position and performance as well as restrictions on declaration and payment of dividends. As of June 30, 2000, we were out of compliance with three of four financial debt covenants in our prior agreement with IBM Credit, and we received waivers of compliance from IBM. We are in compliance with the terms of the new agreement, but we cannot assure you that we will be able maintain compliance with our covenants in the future. If we fail to comply with such covenants, IBM Credit would have the right to accelerate the maturity of our loans.


     We depend on key individuals. Our future success is highly dependent upon our ability to attract and retain qualified key employees. We are organized with a small senior management team, with each of our separate operations under the day-to-day control of local managers. If we were to lose the services of any members of our central management team, our overall operations could be adversely affected, and the operations of any of our individual facilities could be adversely affected if the services of the local managers should be unavailable. We have entered into employment contracts with our key officers and employees and certain subsidiaries. The agreements are for periods of one to ten years through June 2009. Some of the employment contracts also call for bonus arrangements based on earnings.

     We face risks that the value of our inventory may decline. We purchase and warehouse inventory, much of which is refurbished or excess inventory of personal computer equipment. As a result, we assume inventory risks and price erosion risks for these products. These risks are especially significant because personal computer equipment generally is characterized by rapid technological change and obsolescence. These changes affect the market for refurbished or excess inventory equipment. Our success will depend on our ability to purchase inventory at attractive prices relative to its resale value and our ability to turn our inventory rapidly through sales. If we pay too much or hold inventory too long, we may be forced to sell our inventory at a discount or at a loss or write down its value, and our business could be materially adversely affected.


     We do not pay dividends on our common stock. We do not have a history of paying dividends on our common stock, and we cannot assure you that any dividends will be paid in the foreseeable future. The Second IBM Agreement places restrictions on the declaration and payment of dividends. In addition, we may not pay dividends on our common stock without the consent of the holders of a majority of the shares of the preferred stock. We intend to use any earnings which may be generated to finance the growth of our businesses.


     We may issue preferred stock. Our Board of Directors has the right to authorize the issuance of preferred stock, without further shareholder approval, the holders of which may have preferences over the holders of our common stock as to payments of dividends, liquidation and other matters. As described under "Recent Developments," we issued a series of convertible preferred stock in October, 2000, and have granted the purchasers the right to require us to issue additional shares of convertible preferred stock in the future.


     Our stock price may continue to be volatile. Our common stock is listed on The Nasdaq National Market, which has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as the significant changes to our business resulting from continued acquisitions and expansions, quarterly fluctuations in our financial results or cash flows, shortfalls in earnings or sales below expectations, changes in the performance of other companies in our same market sectors and the performance of the overall economy and the financial markets could cause the price of our common stock to fluctuate substantially. During the 12 month period prior to November 9, 2000, the price per share of our common stock has ranged from a high of $18.00 to a low of $1.63.


     We are obligated to make termination payments upon a change of control. Our employment agreements with Richard Sullivan, Garrett Sullivan and David Loppert include change of control provisions under which the employees may terminate their employment within one year after a change of control and are entitled to receive specified severance payments and/or continued compensation payments for sixty months. The employment agreements also provide that these executive officers are entitled to supplemental compensation payments for sixty months upon termination of employment, even if there is no change in control, unless their employment is terminated due to a material breach of the terms of the employment agreement. Also, the agreements for both Richard Sullivan and Garrett Sullivan provide for certain "triggering events," which include a change in control, the termination of Richard Sullivan's employment other than for cause, or if Richard Sullivan ceases to hold his current positions with us for any reason other than a material breach of the terms of his employment agreement. In that case, we would be obligated to pay, in cash and/or in stock, $12.1 million and $3.5 million, respectively, to Richard Sullivan and to Garrett Sullivan, in addition to certain other compensation. Finally, the employment agreements provide for a gross up for excise taxes which are payable by these executive officers if any payments upon a change of control are subject to such taxes as excess parachute payments.

     Our obligation to make the payments described in this section could adversely affect our financial condition or could discourage other parties from entering into transactions with us which might be treated as a change in control or triggering event for purposes of these agreements.

     We are involved in litigation. We, and certain of our subsidiaries, are parties to various legal actions as either plaintiff or defendant in the ordinary course of business.

     On April 7, 2000, we and IntelleSale.com filed a counterclaim against David Romano and Eric Limont, the former owners of Bostek, Inc. and Micro Components International Incorporated, two companies acquired by IntelleSale.com in June 1999, in the U.S. District Court for the District of Delaware for, generally, breach of contract, breach of fiduciary duty and fraud. Messrs. Romano and Limont had filed their claim generally alleging that their earnout payment from IntelleSale.com was inadequate. In July 2000, we and IntelleSale.com amended our counterclaim in the U.S. District Court for the District of Delaware to seek damages for, among other things, securities law violations. In addition, on May 19, 2000, IntelleSale.com and two of its subsidiaries, Bostek, Inc. and Micro Components International Incorporated, filed suits against Messrs. Romano and Limont in Superior Court of Massachusetts to recover damages as a result of fraud, misrepresentations, and breach of fiduciary duties. In July 2000, Messrs. Romano and Limont amended their complaint in the U.S. District Court for the District of Delaware to add a claim for $10 million for the $10 million payment not made to them. We believe that the claims filed by Messrs. Romano and Limont are without merit and we intend to vigorously defend against the claims. In addition, we intend to vigorously pursue our claims against Messrs. Romano and Limont.

     While we believe that the final outcome of these proceedings will not have a material adverse effect on our financial position, cash flows or results of operations, we cannot assure the ultimate outcome of these actions and the estimates of the potential future impact on our financial position, cash flows or results of operations for these proceedings could change in the future. In addition, we will continue to incur additional legal costs in connection with pursuing and defending such actions.

     Digital Angel may not be able to develop products from its unproven technology. In December 1999, Digital Angel acquired the patent rights to a miniature digital receiver named "Digital Angel(TM)." This technology is still in the development stage. Digital Angel's ability to develop and commercialize products based on its proprietary technology will depend on its ability to develop its products internally on a timely basis or to enter into arrangements with third parties to provide these functions. If Digital Angel fails to develop and commercialize products successfully and on a timely basis, it could have a material adverse effect on Digital Angel's business, operating results and financial condition.

     Digital Angel is subject to restrictions imposed by government regulation. Digital Angel is subject to federal, state and local regulation in the United States and other countries, and it cannot predict the extent to which it may be affected by future legislative and other regulatory developments concerning its products and markets. Digital Angel is required to obtain regulatory approval before marketing most of its products. Digital Angel's readers must and do comply with the FCC Part 15 Regulations for Electromagnetic Emissions, and its insecticide products have been approved by the U.S. Environmental Protection Agency and are produced under EPA regulations. Sales of insecticide products are incidental to Digital Angel's primary business and do not represent a material part of its operations. Digital Angel's products also are subject to compliance with foreign government agency requirements. Digital Angel's contracts with its distributors generally require the distributor to obtain all necessary regulatory approvals from the governments of the countries into which they sell Digital Angel's products. However, any such approval may be subject to significant delays. Some regulators also have the authority to revoke approval of previously approved products for cause, to request recalls of products and to close manufacturing plants in response to violations. Any actions by these regulators could materially adversely affect Digital Angel's business.

     Year 2000 compliance. We have not experienced any significant internal Year 2000 related problems. During 1998 and 1999, we implemented a company wide program to ensure that our internal systems would be compliant prior to the Year 2000 failure dates. We have not experienced any Year 2000 compliance problems. However, we cannot make any assurances that unforeseen problems may not arise in the future.

     Software sold to consumers. During 1998 and 1999, we identified what we believe to be all potential Year 2000 problems with any of the software products we develop and market. However, our management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting our software products have been identified or corrected due to the complexity of these products. In addition, these products interact with other third party vendor products and operate on computer systems which are not under our control. For non-compliant products, we have provided and are continuing to provide recommendations as to how an organization may address possible Year 2000 issues regarding that product. Software updates are available for most, but not all, known issues. Such information is the most currently available concerning the behavior of our products and is provided "as is" without warranty of any kind. However, variability of definitions of "compliance" with the Year 2000 and of different combinations of software, firmware and hardware has led to, and could lead to further lawsuits against us. The outcome of any such lawsuits and the impact on us is not estimable at this time.

     We do not believe that the Year 2000 problem has had or will continue to have a material adverse effect on our business, results of operations or cash flows. The estimate of the potential impact on our financial position, overall results of operations or cash flows for the Year 2000 problem could change in the future. Our ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, a vendor's ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review. The discussion of our efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements.

                                  OUR BUSINESS
General

     We are an emerging leader in the implementation of e-business solutions for the Internet through Computer Telephony Internet Integration (CTII(TM)) (the integration of computer, telecom and the Internet). Our goal is to be a single source e-business provider that mid-size companies can turn to for intelligently connecting their business processes via telephone or computer with their customers, suppliers and partners to deliver the results expected from the emerging e-business market. Our services integrate Web front-end applications with back-end enterprise resources either by telephone, computer/software or both. We provide end to end solutions that enable e-business optimization while powering e-business initiatives through intelligent collaboration and customer interaction.

     We optimize and integrate key e-business processes through collaboration with our four technology groups, Telephony, Network, Internet and Applications. Our goal is to meet the challenge of the fundamental way businesses view the use of technology. Instead of looking at each of our four business groups as distinct and separate, we regard them as seamless and interrelated. The widely-used Internet Protocol is replacing the Circuit Switched network, resulting in a shift from traditional use of telephones, computers and the Internet into one dynamic network empowering the enterprise and eliminating all limitations, physical, structural or geographic.


     The  majority  of our  current  operations  are the result of  acquisitions completed during the last five years. Our net operating revenue was approximately $73.8 million and $107.3 million for the three months ended September 30, 2000 and 1999, respectively, $222.9 million and $231.8 million for the nine months ended September 30, 2000 and 1999, respectively, and $336.7 million, $207.1 million, $103.2 million, $19.9 million and $2.3 million for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. Since 1995, we have completed 49 acquisitions. Management analyzes each acquisition opportunity using criteria including profitability over a two to three year period, the strength of the acquiree's balance sheet, the strength of its customer base and the experience of its management team. Since January 1, 2000, we have completed 7 acquisitions. We currently operate in the United States, Canada and the United Kingdom.


Core Business

     Our primary businesses, other than IntelleSale.com, the Non-Core Business Group and Digital Angel, are now organized into four business divisions:

     o Telephony--implements telecommunications and Computer Telephony Integration (CTI) solutions for e-business. We integrate a wide range of voice and data solutions from communications systems to voice over Internet Protocol and Virtual Private Networking (VPN). We provide complete design, project management, cable/fiber infrastructure, installation and on-going support for the customers we support. On December 30, 1999, we sold our interest in our Canadian subsidiary, TigerTel, Inc. to concentrate our efforts on our domestic CTI solutions.

     o Network--is a professional services organization dedicated to delivering quality e-business services and support to our client partners, providing e-business infrastructure design and deployment, personal computer network infrastructure for the development of local and wide area networks as well as site analysis, configuration proposals, training and customer support services.

     o Internet--equips our customers with the necessary tools and support services to enable them to make a successful transition to implementing e-business practices, Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) solutions, website design, and application and internet access services to customers of our other divisions.

     o Applications--provides software applications for large retail application environments, including point of sale, data acquisition, asset management and decision support systems and develops programs for portable data collection equipment, including wireless hand-held devices. It is also involved in the design, manufacture and support of satellite communication technology including satellite modems, data broadcast receivers and wireless global positioning systems for commercial and military applications.

     For the nine month periods ended September 30, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997, revenues from these four divisions together accounted for 43.7%, 39.5%, 38.3%, 35.9% and 40.5%, respectively, of our total revenues.

     IntelleSale.com. IntelleSale.com, Inc. sells refurbished and new computer equipment and related components online, through its website at www.IntelleSale.com, and through other Internet companies, as well as through traditional channels, which includes sales made by IntelleSale.com's sales force.

     For the nine month periods ended September 30, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997, revenues from IntelleSale.com accounted for 40.3%, 37.9%, 42.5%, 29.4% and 38.2%, respectively, of our total revenues.

     The Non-Core Business Group. This group is comprised of seven individually managed companies whose businesses are as follows:

     o Gavin-Graham Electrical Products is a custom manufacturer of electrical products, specializing in digital and analog panelboards, switchboards, motor controls and general control panels. The company also provides custom manufacturing processes such as shearing, punching, forming, welding, grinding, painting and assembly of various component structures.

     o Ground Effects, Ltd., based in Windsor, Canada, is a certified manufacturer and tier one supplier of standard and specialized vehicle accessory products to the automotive industry. The company exports over 80% of the products it produces to the United States, Mexico, South America, the Far East and the Middle East.

     o    Hopper   Manufacturing  Co.,  Inc.   re-manufactures  and  distributes
          automotive parts. This primarily includes alternators, starters, water pumps, distributors and smog pumps.

     o    Innovative    Vacuum   Solutions,    Inc.   designs,    installs   and
          re-manufactures vacuum systems used in industry.

     o Americom is involved in the fabrication, installation and maintenance of microwave, cellular and digital personal communication services towers.

     For the nine month periods ended September 30, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997, revenues from the Non-Core business group, as well as the four disposed entities within our Communications Infrastructure group, accounted for 16.0%, 22.6%, 19.2%, 34.7% and 21.3%, respectively, of our total revenues.

     Digital Angel.net Inc. In December of 1999, we announced that we had acquired the patent rights to a miniature digital transceiver which we named Digital Angel(TM). This technology is still in the development stage and Digital Angel's ability to develop and commercialize products based on this proprietary technology will depend on its ability to develop its products internally on a timely basis or to enter into arrangements with third parties to provide these functions.

     In some of its applications, a tiny device is expected to be bonded closely to the body or implanted just under the skin. We believe that if the technology is successful, Digital Angel will be able to send and receive data and be located by GPS (Global Positioning System) technology. In addition to monitoring the location and medical condition of at-risk patients, we believe Digital Angel(TM) could have other applications that will prove to be useful. These applications may include locating lost or missing individuals or household pets; tracking endangered wildlife; managing livestock and other farm-related animals; pinpointing the location of valuable stolen property; finding lost airline baggage and postal packages; managing the commodity supply chain; preventing the unauthorized use of firearms; and providing a tamper-proof means of identification for enhanced e-commerce security.

     Digital Angel, through its recently completed merger with Destron Fearing, is now in the animal identification business, a business which Destron Fearing has been in since 1945 (see "Recent Developments"). For over 50 years, Destron Fearing has developed, manufactured and marketed a broad range of individual animal identification products. Destron Fearing owned patents worldwide in microchip technology and was a leader in the world evolution of radio frequency animal identification.


     Divestitures. We previously announced our intention to divest, in the ordinary course of business, our non-core businesses at such time and on such terms as our Board of Directors determines advisable. During the third quarter of 2000, we sold ACT Leasing for no gain or loss, and effective October 31, 2000, we sold STC Netcom, Inc. There can be no assurance that we will divest of any or all of these businesses or as to the terms or timing of any divestiture transaction.


Growth Strategy

     Our growth strategy is focused on internal expansion and growth through acquisitions. The following are the key elements of our strategy:

     o Become a Single Source e-Business Solutions Provider. We believe that our expertise in all four areas of our core competency will enable us to capitalize on the interest of businesses in fulfilling their e-business solutions through one provider.

     o Leverage of Existing Customer Relationships. We believe there are significant opportunities within and between each of our operating divisions to cross market our services to our existing client base.

     o Profit Center Management. While our corporate management team provides overall guidance, strategic direction and administrative support, our division presidents have responsibility for the day-to-day operations of their respective groups. We operate each business division as a largely autonomous profit center, which is held accountable for achieving its financial goals. This approach to management increases our responsiveness to changes in the marketplace and to our customers requirements and contributes to our ability to grow profitably.

     o Acquisitions. Since 1995, we have completed 49 acquisitions. Management analyzes each acquisition opportunity using various criteria, including profitability over a two to three year period, the strength of the acquiree's balance sheet, the strength of its customer base and the experience of its management team.


                               RECENT DEVELOPMENTS

Series C Preferred Stock Transaction

     The Preferred Stock. On October 26, 2000 we issued 26,000 shares of Series C convertible preferred stock to a select group of institutional investors in a private placement. The stated value of the preferred stock is $1,000 per share, or an aggregate of $26 million, and the purchase price of the preferred stock and the related warrants was an aggregate of $20 million. The preferred stock is convertible into shares of our common stock initially at a rate of $7.56 in stated value per share, which is reduced to $5.672 in stated value per share 91 days after issuance of the preferred stock. At the earlier of 90 days after the issuance of the preferred stock or upon the effective date of our registration statement relating to the common stock issuable on the conversion of the initial series of preferred stock, the holders also have the option to convert the stated value of the preferred stock to common stock at an alternative conversion rate starting at 140% and declining to 110% of the average closing price for the 10 trading days preceding the date of the notice of conversion. The conversion price and the alternative conversion price are subject to adjustment based on certain events, including our issuance of shares of common stock, or options or other rights to acquire common stock, at an issuance price lower than the conversion price of the preferred stock, or issuance of convertible securities that have a more favorable price adjustment provision than the preferred stock. We will be required to accrete the discount on the preferred stock through equity. However, the accretion will reduce the income available to common stockholders and earnings per shares. The value assigned to the warrants will increase the discount on the preferred stock. The holders of the preferred stock are entitled to receive annual dividends of 4% of the stated value (or 5.2% of the purchase price) payable in either cash or additional shares of preferred stock.

     If certain triggering events occur in respect of the preferred stock, the holders may require us to redeem the preferred stock at a price per share equal to 130% of the stated value (or an aggregate of $33.8 million) plus accrued dividends, as long as such redemption is not prohibited under our credit agreement. In addition, under certain circumstances during the occurrence of a triggering event, the conversion price per share of the preferred stock would be reduced to 50% of the lowest closing price of our common stock during such period. The triggering events include (i) failure to have the registration statement relating to the common stock issuable on the conversion of the preferred stock declared effective on or prior to 180 days after issuance of the preferred stock or the suspension of the effectiveness of such registration statement, (ii) suspensions in trading of or failure to list the common stock issuable on conversion of the preferred stock, (iii) failure to obtain shareholder approval at least by June 30, 2001 for the issuance of the common stock upon the conversion of the preferred stock and upon the exercise of the warrants, and (iv) certain defaults in payment of or acceleration of our payment obligations under our credit agreement. The detailed terms of the preferred stock are set forth in the Certificate of Designation relating thereto, which is an exhibit to the registration statement of which this prospectus is a part.

     Warrants. The holders of the preferred stock have also received 800,000 warrants to purchase up to 800,000 shares of our common stock over the next five years. The exercise price is $4.73 per share, subject to adjustment for various events, including the issuance of shares of common stock, or options or other rights to acquire common stock, at an issuance price lower than the exercise price under the warrants. The exercise price may be paid in cash, in shares of common stock or by surrendering warrants.

     Option to Acquire Additional Preferred Stock. The investors may purchase up to an additional $26 million in stated value of Series C convertible preferred stock and warrants with an initial conversion price of $5.00 per share, for an aggregate purchase price of $20 million, at any time up to ten months following the effective date of our registration statement relating to the common stock issuable on conversion of the initial series of the preferred stock. The additional preferred stock will have the same preferences, qualifications and rights as the initial preferred stock.

Pacific Decision Sciences Corporation

     On October 25, 2000, we acquired Pacific Decision Sciences Corporation, a California corporation ("PDSC"). In the merger transaction, we issued approximately 8,568,532 shares of our common stock. In addition, for each of the twelve-month periods ending September 30, 2001 and September 30, 2002, the former stockholders of PDSC will be entitled to receive earnout payments, payable in cash or in shares of our common stock, of $9,662,947 plus 4.0 times EBITDA (as defined in the merger agreement) in excess of $3,675,880, subject to reduction by 4.0 times the shortfall from the Projected EBITDA Amount (as defined in the merger agreement).

     PDSC, based in Santa Ana, California, is a provider of proprietary web-based customer relationship management software. It develops, sells and implements software systems that enable automated, single point of contact delivery of customer service.

Destron Fearing Acquisition

     On September 8, 2000 we completed our acquisition of Destron Fearing Corporation, through a merger of our wholly-owned subsidiary, Digital Angel.net Inc., into Destron Fearing. As a result of the merger, Destron Fearing is now our wholly-owned subsidiary and has been renamed "Digital Angel.net Inc." The transaction will be accounted for under the purchase method of accounting.

     In connection with the merger, each outstanding share of Destron Fearing common stock was exchanged for 1.5 shares of our common stock, with fractional shares settled in cash. In addition, outstanding options and warrants to purchase shares of Destron Fearing common stock were converted into a right to purchase that number of shares of our common stock as the holders would have been entitled to receive had they exercised such options or warrants prior to September 8, 2000 and participated in the merger. We issued 20,500,852 shares of our common stock in exchange for all the outstanding common stock of Destron Fearing and will issue up to 2,731,006 shares of our common stock upon the exercise of the Destron Fearing options and warrants.

     Destron Fearing has been in the animal identification business since 1945. For over 50 years, Destron Fearing has developed, manufactured and marketed a broad range of individual animal identification products. Destron Fearing owns patents worldwide in microchip technology and is a leader in the world evolution of radio frequency animal identification.

Other Recent Acquisitions

     Since April 1, 2000 we have acquired, in transactions accounted for under the purchase method of accounting:

     o 100% of the capital stock of Independent Business Consultants, a network integration company based in Valley Village, California, effective as of April 1, 2000;

     o    100% of the  capital  stock of Timely  Technology  Corp.,  a  software
          developer  and  application   service  provider  based  in  Riverside,
          California, effective as of April 1, 2000;

     o 100% of the capital stock of P-Tech, Inc., a software development company based in Manchester, New Hampshire, effective as of April 1, 2000;

     o    100%  of  the  capital  stock  of  Computer  Equity   Corporation,   a
          communications integration company based in Chantilly, Virginia, effective as of June 1, 2000;

     o 100% of the capital stock of WebNet Services, Inc., an internet service provider, network integrator and website developer, effective as of July 1, 2000;

     o 16% of the capital stock of ATEC Group, Inc. (AMEX:TEC), a systems integration company, effective as of October 27, 2000;

     o 80% of the capital stock of Connect Intelligence Limited, a bandwidth service provider based in Ireland, effective as of November 2, 2000; and

     o    54% of the capital stock of SysComm International Corporation (Nasdaq:
          SYCM), a hardware and software network integration company, effective as of November 13, 2000.

     In addition, effective as of October 19, 2000, we entered into transactions with MCY.com, Inc. (OTC-BB:MCYC) under which


     o we sold to MCY a non-exclusive perpetual worldwide license to use our recently-acquired Net-Vu product, an Internet-based Automatic Contact Distributor, for $9 million in cash plus $1 million in shares of MCY; and

     o MCY granted to us an exclusive perpetual license to MCY's digital encryption and distribution systems, including its NETrax(TM) software for use in various non-entertainment business-to-business applications, in consideration for 11.8 million shares of our common stock valued at $40 million.

     These transactions with MCY are subject to governmental clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.


                              SELLING SHAREHOLDERS

     The following table sets forth information regarding the ownership of our common stock by the Selling Shareholders and the shares being offered under this prospectus.

     We have issued the shares from time to time in various acquisition transactions. The registration of these shares has been effected pursuant to agreements entered into by us with the Selling Shareholders. Although such registration will allow the sale of the shares by the Selling Shareholders from time to time as described herein, we believe that the Selling Shareholders do not currently intend to sell all or substantially all of the shares.

     The percentage owned prior to and after the offering reflects the outstanding common shares at the time of the registration statement. The amount and percentage owned after the offering assumes the sale of all of the common stock being registered on behalf of the Selling Shareholders.


       Selling Shareholder              Ownership Prior to              Number of Shares          Ownership After
                                           the Offering                  Offered Hereby             the Offering
--------------------------------------------------------------------------------------------------------------------
                                              Shares      %                                       Shares        %

Michael Metropolis                           8,627        *                  8,627  (1)            -            -
Michelle Metropolis                          8,627        *                  8,627  (1)            -            -
Joseph T. Gabriel                            8,627        *                  8,627  (1)            -            -
Patrick C. Chai                            168,919        *                168,919  (2)            -            -
Robert W. Borra                            168,919        *                168,919  (2)            -            -
Michael Erickson                           162,162        *                162,162  (3)            -            -
Christopher J. Ballenger                   643,772        *                643,772  (4)            -            -

                                       14

Glenn J. Ballenger                         549,093        *                549,093  (4)            -            -
The Ballenger Children Trust II              7,919        *                  7,919  (4)            -            -
-3/5/96 - Glenn Ballenger, Trustee
Graciela P. Ballenger                       56,564        *                 56,564  (4)            -            -
John G. Ballenger                        2,250,616       2.2%            2,250,616  (4)            -            -
Robert Barham, III                           9,616        *                  9,616  (4)            -            -
David Barnes                                 1,244        *                  1,244  (4)            -            -
Brandon Bowers                               2,262        *                  2,262  (4)            -            -
Dorothy C. Brooks                           54,240        *                 54,240  (4)            -            -
Thomas J. Burns                              8,417        *                  8,417  (4)            -            -
Philip Carolan                                 678        *                    678  (4)            -            -
Michael Clements                             1,244        *                  1,244  (4)            -            -
Eugene J.  Collins                         407,707        *                407,707  (4)            -            -
Holly Cooper                                   678        *                    678  (4)            -            -
Charles Costello                               226        *                    226  (4)            -            -
Thomas M. Cuneo                            204,305        *                204,305  (4)            -            -
Ellen Day                                      340        *                    340  (4)            -            -
Michael DeMan                                  169        *                    169  (4)            -            -
Eric Fantaski                                  453        *                    453  (4)            -            -
James F.  Fantaski                           1,471        *                  1,471  (4)            -            -
Michael  K. Gammill                        164,033        *                164,033  (4)            -            -
Lisa M. Gaudette                            20,362        *                 20,362  (4)            -            -
Bryan Hastings                               1,131        *                  1,131  (4)            -            -
David R. Henschel                              565        *                    565  (4)            -            -
Frederick M. Henschel                      228,911        *                228,911  (4)            -            -
John F. Henschel                             1,131        *                  1,131  (4)            -            -
Richard S. Henschel                          1,131        *                  1,131  (4)            -            -
Thomas and Dawn Hitchens, (JTWROS)           5,656        *                  5,656  (4)            -            -
Susan Houser                                 4,751        *                  4,751  (4)            -            -
Alfred Iwersen, Jr.                          6,787        *                  6,787  (4)            -            -
Linda L. Kenney                             42,761        *                 42,761  (4)            -            -
Jo Ann Kreiter                                 849        *                    849  (4)            -            -
James  M. and Deborah Kreiter                1,018        *                  1,018  (4)            -            -
(JTWROS)
Paul and Fatomi Kreiter (JTWROS)             1,584        *                  1,584  (4)            -            -
Suzzane M. Kreiter                           1,131        *                  1,131  (4)            -            -
Kenneth & Tina Langhyer (JTWROS)             2,149        *                  2,149  (4)            -            -
Larry & Karen Langhyer (JTWROS)              2,149        *                  2,149  (4)            -            -
Charles E. and Eleanor Langhyer              1,018        *                  1,018  (4)            -            -
(JTWROS)
William N. Leonard                          22,626        *                 22,626  (4)            -            -
Tammy Lynch                                    226        *                    226  (4)            -            -

                                       15

Todd Markulik                                  678        *                    678  (4)            -            -
Douglas McCafferty                             849        *                    849  (4)            -            -
Judith McCune                               22,626        *                 22,626  (4)            -            -
Kathleen McWilliams                         56,564        *                 56,564  (4)            -            -
Scott W. Milligan                               30        *                     30  (4)            -            -
Anne A. Monahan                              1,131        *                  1,131  (4)            -            -
Gwen O'Brien                                 3,394        *                  3,394  (4)            -            -
Brian O'Donoghue                            16,968        *                 16,968  (4)            -            -
Colleen Patrick                              1,640        *                  1,640  (4)            -            -
Kurt Prindiville                               226        *                    226  (4)            -            -
Joseph P. Rockhill, Trustee,               183,717        *                183,717  (4)            -            -
Living Revocable Bypass Trust of
Joseph P. Rockhill of August 5,
1992
David M. Schaumburg                         99,700        *                 99,700  (4)            -            -
Andrew L. Shea, (Steven L. Shea,             1,131        *                  1,131  (4)            -            -
Trustee, F/O/B )
Matthew P. Shea, (Steven L. Shea,            1,131        *                  1,131  (4)            -            -
Trustee, F/O/B)
Steven L. Shea, Jr., (Steven L.              1,131        *                  1,131  (4)            -            -
Shea, Trustee, F/O/B)
Thomas D. Smith                                340        *                    340  (4)            -            -
Thomas A. Stasko                            10,181        *                 10,181  (4)            -            -
Susan K. Steinmetz                           1,131        *                  1,131  (4)            -            -
Jack V. Straley                             67,848        *                 67,848  (4)            -            -
Karl Straley                                40,839        *                 40,839  (4)            -            -
Tawaststjerna Family Trust - 1995           73,532        *                 73,532  (4)            -            -
- Jacqueline Tawaststjerna,
Trustee
Chloe Tawaststjerna (Jacqueline              8,485        *                  8,485  (4)            -            -
M. Tawaststjerna, Custodian)
Minor child
Gregory L. Tawaststjerna                     5,656        *                  5,656  (4)            -            -
Jacqueline M. Tawaststjerna                437,600        *                437,600  (4)            -            -
Patrick Thurston                               226        *                    226  (4)            -            -
George Trubiloff                               792        *                    792  (4)            -            -
James Tweedie                                  113        *                    113  (4)            -            -
Erin L. Voss                                 7,890        *                  7,890  (4)            -            -
Margaret Warren                              4,865        *                  4,865  (4)            -            -
Dennis E. Weikert                           22,626        *                 22,626  (4)            -            -
John J. Woloszyn                            20,362        *                 20,362  (4)            -            -
John  J. Woloszyn IRA (BHC                  10,181        *                 10,181  (4)            -            -
Securities Incorporated -
Custodian FBO)
Frank Wright                                   113        *                    113  (4)            -            -
Mary D. Wright                                 113        *                    113  (4)            -            -
Laurie Yates                                 1,640        *                  1,640  (4)            -            -
David Young                                  1,358        *                  1,358  (4)            -            -


                                       16

Mitchell Zuckoff                             1,131        *                  1,131  (4)            -            -
Mitchell and Suzanne Zuckoff,                1,471        *                  1,471  (4)            -            -
(JTWROS)
Capital Alliance Corp.                     592,539        *                234,798  (4)      357,741            *
William D. Asby                             21,482        *                 21,482  (5)            -            -
Steffanie R. Beach                          21,482        *                 21,482  (5)            -            -
David A. Crowell                            26,844        *                 26,844  (5)            -            -
Michael B. Dobbins                         455,777        *                455,777  (5)            -            -
Calvin L. Ellis                             21,482        *                 21,482  (5)            -            -
Deborah M. Goff                             17,909        *                 17,909  (5)            -            -
David E. Keeney                             71,453        *                 71,453  (5)            -            -
Peter W. Mitchell                           21,482        *                 21,482  (5)            -            -
John R. Munshour                           455,777        *                455,777  (5)            -            -
Kevin M. Rook                              133,005        *                133,005  (5)            -            -
Paul R. Schechinger                        133,005        *                133,005  (5)            -            -
Vincent J. Zulkowski                        21,482        *                 21,482  (5)            -            -
Amro Albanna                               215,075        *                215,075  (6)            -            -
Steven P. Couture                           91,071        *                 91,071  (7)            -            -
Jeffrey M. Couture                          88,393        *                 88,393  (7)            -            -
Raymond D. Maggi                            88,393        *                 88,393  (7)            -            -
Charles Phillips                            13,333        *                 13,333  (8)            -            -
Michael Hanlon                             320,512        *                320,512  (9)            -            -
Max Turpie                                 641,827        *                641,827  (9)            -            -
Lisa Hartigan                              641,827        *                641,827  (9)            -            -
Tom Kelly                                  641,827        *                641,827  (9)            -            -
Ray Naughton                               641,827        *                641,827  (9)            -            -
The Governor & Company of the              288,462        *                288,462  (9)            -            -
Bank of Ireland, as trustees for
the Davey Technology BES Fund
Essex Trust Limited                         14,423        *                 14,423  (9)            -            -
Errigal Holdings                            14,423        *                 14,423  (9)            -            -
Bradley Holt                               320,000        *                320,000 (10)            -            -
Surinder Rametra                         2,780,968       2.7%            2,780,968 (11)            -            -
Nirmala Rametra                          2,780,968       2.7%            2,780,968 (11)            -            -
John H. Spielberger                      1,000,556        *              1,000,556 (12)            -            -
Catherine Spielberger                       26,056        *                 26,056 (12)            -            -
Bearpen Limited Partnership                312,674        *                312,674 (12)            -            -
52nd Street Associates, Inc.                37,994        *                 37,994 (13)            -            -
-----------------------------------------------------------------------------------------------------------------
Total                                   19,300,601                      18,942,860           357,741
=================================================================================================================


                                       17

-------------------------------
     *    Represents ownership of less than one percent


     1. Represents shares issued in connection with the merger of MVAK Technologies, Inc. into Innovative Vacuum Solutions, Inc. in 1999

     2.   Represents   shares   issued  in  connection   with  our   subsidiary,
          IntelleSale.com, Inc.'s settlement of future earnout obligations payable to the selling shareholders of GDB Services, Inc.

     3.   Represents   shares   issued  in  connection   with  our   subsidiary,
          IntelleSale.com, Inc.'s acquisition of Mr. Erickson's 18% minority interest position in Norcom Resources, Inc.

     4. Represents shares issued and shares that may be required to be issued in connection with our acquisition of Computer Equity Corporation ("Compec"), a company we acquired effective as of June 1, 2000. The shares included herein in the aggregate include (a) 4,829,294 shares issued to the Compec selling shareholders as provided for in the Agreement and Plan of Merger and (b) 1,225,896 shares that may be required to be issued under the formula set forth in the Agreement and Plan of Merger

     5. Represents shares issued in connection with our acquisition of P-Tech, Inc., a company we acquired effective as of April 1, 2000

     6. Represents shares issued in connection with our acquisition of Timely Technology Corporation, a company we acquired effective as of April 1, 2000

     7. Represents shares issued in connection with our acquisition of WebNet Services, Inc., a company we acquired effective as of July 1, 2000

     8.   Represents   shares   issued  in  connection   with  our   subsidiary,
          IntelleSale.com, Inc.'s settlement of future earnout obligations payable to the selling shareholder of Fiscal Advantage Corp.


     9. Represents shares issued and held in escrow in connection with our acquisition of an 80% interest in Connect Intelligence Limited


     10. Represents shares issued to Mr. Holt as a transaction fee in connection with our acquisition of Destron Fearing Corporation


     11.  Represents shares issued in connection with our acquisition of Mr. And
          Mrs.  Rametra's   approximately  16%  interest  in  ATEC  Group,  Inc.
          (AMEX:TEC)

     12. Represents shares to be issued in connection with our acquisition from the selling shareholders of approximately a 54% interest in SysComm International Corporation (Nasdaq: SYCM)

     13.  Represents shares issued for services rendered by McKinsey & Co., Inc.

                          DESCRIPTION OF CAPITAL STOCK


     The following description of our capital stock is subject to The General and Business Corporation Law of Missouri and to provisions contained in our Articles of Incorporation and Bylaws, copies of which are exhibits to our Registration Statement on Form S-3 to which this prospectus is a part, which are incorporated by reference into this prospectus. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

Authorized Capital

     Our authorized capital stock consists of 245,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $10.00 par value. Holders of our common stock have no preemptive or other subscription rights.

Common Stock

     As of November 9, 2000, there were 102,101,653 shares of our common stock outstanding. In addition, 503 shares of our common stock are reserved for issuance in exchange for certain exchangeable shares issued by our Canadian subsidiary.

     The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Holders of our common stock do not have cumulative voting rights. Therefore, holders of more than 50% of the shares of our common stock are able to elect all directors eligible for election each year. The holders of common stock are entitled to dividends and other distributions out of assets legally available if and when declared by our Board of Directors. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all liabilities, including any prior rights of any preferred stock which may be outstanding. There are no redemption or sinking fund provisions applicable to our common stock.

     The transfer agent and registrar for the common stock is Florida Atlantic Stock Transfer, Inc.

Preferred Stock

     Class B Voting Preferred Stock. As of November 9, 2000, there was one share of our Class B Voting preferred stock outstanding and issued in the name of a trustee under a voting trust agreement. The Class B Voting preferred stock is entitled to a number of votes equal to the number of outstanding shares of ACT-GFX Canada, Inc. that can be exchanged for our common stock (the "exchangeable shares"). As of November 9, 2000, there were 503 exchangeable shares outstanding and entitled to vote through the exercise by the trustee of voting rights under the voting trust agreement. The holders of our common stock and Class B Voting preferred stock vote together as a single class. The holder of the Class B Voting preferred stock is entitled to dividends and other rights economically equivalent to those of holders of our common stock.

     Pursuant to the voting trust agreement, each holder of exchangeable shares is entitled to instruct the trustee as to the voting of the number of votes attached to the Class B Voting preferred stock represented by such holders' exchangeable shares. The trustee will exercise each vote attached to the Class B Voting preferred stock only as directed by the relevant holder, and in the absence of instructions from such holder as to voting will not exercise such votes.

     Class C Convertible Preferred Stock. On October 26, 2000 we issued 26,000 shares of Series C convertible preferred stock to a select group of institutional investors in a private placement. The stated value of the preferred stock is $1,000 per share, or an aggregate of $26 million, and the purchase price of the preferred stock and the related warrants was an aggregate of $20 million. The preferred stock is convertible into shares of our common stock initially at a rate of $7.56 in stated value per share, which is reduced to $5.672 in stated value per share 91 days after issuance of the preferred stock. At the earlier of 90 days after the issuance of the preferred stock or upon the effective date of our registration statement relating to the common stock issuable on the conversion of the initial series of preferred stock, the holders also have the option to convert the stated value of the preferred stock to common stock at an alternative conversion rate starting at 140% and declining to 110% of the average closing price for the 10 trading days preceding the date of the notice of conversion. The conversion price and the alternative conversion price are subject to adjustment based on certain events, including our issuance of shares of common stock, or options or other rights to acquire common stock, at an issuance price lower than the conversion price of the preferred stock, or issuance of convertible securities that have a more favorable price adjustment provision than the preferred stock. We will be required to accrete the discount on the preferred stock through equity. However, the accretion will reduce the income available to common stockholders and earnings per shares. The value assigned to the warrants will increase the discount on the preferred stock. The holders of the preferred stock are entitled to receive annual dividends of 4% of the stated value (or 5.2% of the purchase price) payable in either cash or additional shares of preferred stock.

     If certain triggering events occur in respect of the preferred stock, the holders may require us to redeem the preferred stock at a price per share equal to 130% of the stated value (or an aggregate of $33.8 million) plus accrued dividends, as long as such redemption is not prohibited under our credit agreement. In addition, under certain circumstances during the occurrence of a triggering event, the conversion price per share of the preferred stock would be reduced to 50% of the lowest closing price of our common stock during such period. The triggering events include (i) failure to have the registration statement relating to the common stock issuable on the conversion of the preferred stock declared effective on or prior to 180 days after issuance of the preferred stock or the suspension of the effectiveness of such registration statement, (ii) suspensions in trading of or failure to list the common stock issuable on conversion of the preferred stock, (iii) failure to obtain shareholder approval at least by June 30, 2001 for the issuance of the common stock upon the conversion of the preferred stock and upon the exercise of the warrants, and (iv) certain defaults in payment of or acceleration of our payment obligations under our credit agreement. The detailed terms of the preferred stock are set forth in the Certificate of Designation relating thereto, which is an exhibit to the registration statement of which this prospectus is a part.

     Other Preferred Stock. Additional series of preferred stock may be created and issued from time to time by our Board of Directors, with such rights and preferences as it may determine. Because of its broad discretion with respect to the creation and issuance of any series of preferred stock without shareholder approval, our Board of Directors could adversely affect the voting power of our common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of us.

Options and Warrants

     As of November 9, 2000 there were:

     o 1,317,343 issued and outstanding warrants to purchase shares of our common stock at a weighted average exercise price of $4.11 per share;

     o warrants issued in connection with the sale of Series C convertible preferred stock to purchase up to 800,000 shares of our common stock at $4.73 per share over the next five years, subject to adjustment; and

     o options held by our employees and others to purchase 22,558,643 shares of our common stock at a weighted average exercise price of $2.43 per share. All of the warrants are currently exercisable. Of the outstanding options, 11,278,722 are now exercisable at a weighted average exercise price of $2.83 per share, and the rest become exercisable at various times over the next three years.


Indemnification

     Our bylaws require us to indemnify each of our directors and officers to the fullest extent permitted by law. An amendment to such article does not affect the liability of any director for any act or omission occurring prior to the effective time of such amendment.

              PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

     Our common stock is listed on The Nasdaq National Market under the symbol "ADSX." The following table shows, for the periods indicated, the high and low sale prices per share of the common stock based on published financial sources.

                                                    High               Low
                                                    ----               ---
     1998
     ----
     First Quarter                                $ 5.50            $ 4.03
     Second Quarter                                 4.88              3.13
     Third Quarter                                  3.50              1.56
     Fourth Quarter                                 5.50              1.53

     1999
     ----
     First Quarter                                $ 4.19            $ 2.00
     Second Quarter                                 3.50              2.00
     Third Quarter                                  3.38              1.69
     Fourth Quarter                                16.00              1.63

     2000
     ----
     First Quarter                               $ 18.00            $ 6.50
     Second Quarter                                10.25              2.97
     Third Quarter                                  5.22              2.59
     Fourth Quarter (through
     November 9, 2000)                              4.31              2.72


Dividends

     We have never paid cash dividends on our common stock. The decision whether to apply legally available funds to the payment of dividends on our common stock will be made by our Board of Directors from time to time in the exercise of its business judgment. The IBM Agreement contains restrictions on our ability to declare and pay dividends, and the certificate of designation relating to our Series C Convertible Preferred Stock prohibits payment of dividends on our common stock without the consent of the holders of a majority of the outstanding shares of preferred stock.

                              PLAN OF DISTRIBUTION

     The Selling Shareholders may sell the shares offered hereby in one or more transactions (which may include "block" transactions) on the Nasdaq Stock
Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchaser(s) of the shares of our common stock for whom they may act as agent or to whom they may sell as principals, or both. The Selling Shareholders may also pledge certain of the shares of our common stock from time to time, and this prospectus also relates to any sale of shares of our common stock that might take place following any foreclosure of such a pledge. The Selling Shareholders and any agents, dealers or underwriters that act in connection with the sale of the shares of our common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

     We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the Selling Shareholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the Selling Shareholders.

                                  LEGAL OPINION

     Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the common stock.

                                     EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Applied Digital Solutions, Inc. (formerly, Applied Cellular Technology, Inc.) for the years ended December 31, 1999 and 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements for the year ended December 31, 1997 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of Rubin, Brown, Gornstein & Co. LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Destron Fearing Corporation as of and for the year ended September 30, 1999, incorporated by reference to the Current Report on Form 8-K of Applied Digital Solutions, Inc. dated September 8, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of Computer Equity Corporation and Subsidiaries as of February 28, 1999 and February 29, 2000 and for the two years then ended incorporated in this Prospectus by reference to the Current Report on

Form 8-K/A of Applied Digital Solutions, Inc. dated September 11, 2000, have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Bostek, Inc. and Affiliate as of and for the year ended December 31, 1998 incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of Applied Digital Solutions, Inc. (formerly, Applied Cellular Technology, Inc.) dated August 12, 1999, have been so incorporated in reliance on the report of Di Pesa & Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the Commission and paying a duplicating charge. Please call the Commission at 1-800-732-0330 for further information on the operation of its public reference rooms in other cities. The Commission also makes our filings available to the public on its Internet site (http:\\www.sec.gov). Quotations relating to our common stock appear on The Nasdaq National Market, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Commission allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below, and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

          1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (filed on March 30, 2000), as amended on Form 10-K/A filed on June 23, 2000;

          2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (filed on May 15, 2000);

          3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (filed on August 14, 2000), as amended on Form 10-Q/A filed on September 25, 2000;


          4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (filed on November 14, 2000);

          5. Our Amendment to Current Report on Form 8-K/A filed on August 12, 1999;

          6. Our Amendment to Current Report on Form 8-K/A filed on January 11, 2000 (amending Current Report on Form 8-K filed on December 13, 1999);

          7. Our Current Report on Form 8-K dated April 12, 2000 (filed on April 13, 2000);

          8. Our Current Report on Form 8-K dated April 24, 2000 (filed on May 1, 2000);

          9. Our Current Report on Form 8-K dated June 30, 2000 (filed on July 14, 2000), as amended by our Current Report on Form 8-K/A dated September 11, 2000 (filed on September 11, 2000);

         10. Our Current Report on Form 8-K dated September 8, 2000 (filed on September 21, 2000);

          11. Our Current Report on Form 8-K dated October 17, 2000 (filed on October 24, 2000);

          12. Our Current Report on Form 8-K dated October 26, 2000 (filed on October 26, 2000);

          13. Our Current Report on Form 8-K dated October 25, 2000 (filed on November 1, 2000); and

          14. Our Registration Statement on Form 8-A filed on May 5, 1995, registering our common stock under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating the description of such common stock.


     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

     We will provide you with copies of any of the documents incorporated by reference into this prospectus (other than exhibits attached to those documents, unless such exhibits are specifically incorporated by reference into the information incorporated herein), without charge. Please direct your written or oral request to Applied Digital Solutions, Inc., 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480; Attention: Kay Langsford-Loveland, Vice President of Administration (telephone: (561) 366-4800).

     We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus or which are incorporated by reference in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

                STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     This document and the documents incorporated in this document by reference contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Words such as "anticipates,"
"expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The section entitled "Risk Factors" that appears in this prospectus describe some, but not all, of the factors that could cause these differences.

           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

                                  INTRODUCTION

 The  accompanying   unaudited  pro  forma  condensed   combined   financial
statements reflect the consolidated financial position of Applied Digital Solutions, Inc. and subsidiaries ("the Company") as of June 30, 2000, and the results of its condensed consolidated operations for the six months ended June 30, 2000 and 1999 and the year ended December 31, 1999 after giving effect to the acquisition of Computer Equity Corporation ("Compec") and the merger with Destron Fearing Corporation ("Destron"). The unaudited pro forma condensed combined balance sheet is based on the historical balance sheet of the Company and gives effect to the merger with Destron as if it had been consummated on June 30, 2000. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2000 and 1999 gives effect to the acquisition of Compec and the merger with Destron as if they had occurred on January 1, 2000 and 1999. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1999 gives effect to the acquisition of Compec and the merger with Destron as if they had occurred at the beginning of each company's complete fiscal year. The Company's fiscal year ended on December 31, 1999, while Compec's fiscal year ended February 29, 2000 and Destron's fiscal year ended on September 30, 1999.

     The pro forma adjustments do not reflect any operating efficiencies and cost savings which may be achievable with respect to the combined companies. The pro forma adjustments do not include any adjustments to historical sales for any future price changes nor any adjustments to selling and marketing expenses for any future operating changes.

     During June 2000, the Company's subsidiary, Compec Acquisition Corp, acquired all of the outstanding common shares of Compec in a transaction accounted for under the purchase method of accounting. The aggregate purchase price was approximately $24.6 million of which $15.7 million was paid in shares of the Company's common stock and $8.9 million was paid in cash. An additional $10.3 million of purchase price is contingent upon Compec achieving certain earnings targets in the next twenty-four months. The purchase price for Compec was assigned to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date, which approximated their book values. Based upon such allocations, the aggregate purchase price exceeded the estimated fair value of the net assets acquired (goodwill) by approximately $15.9 million, which is being amortized on a straight- line basis over 20 years. Any additional amounts paid out under the purchase price contingency provision noted above are expected to result in additional goodwill. A final determination of the required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the pro forma combined financial information are preliminary.

     On April 24, 2000, the Company announced that a definitive merger agreement had been signed pursuant to which the Company will acquire Destron in a tax-free exchange of common stock. Destron will merge with Digital Angel.net Inc., a wholly owned subsidiary of the Company, and the combined companies will do business under the Digital Angel.net Inc. name. The pro forma adjustments reflecting the consummation of the merger are based upon the purchase method of accounting and upon the assumptions set forth in the notes hereto. Each share of Destron common stock issued and outstanding immediately prior to the effectiveness of the merger will be canceled and automatically converted into the right to receive 1.5 shares of the Company's common stock, $.001 par value per share, subject to adjustments as set forth in the merger agreement. Additionally, all of Destron's warrants and stock options will be assumed by the Company. The merger was approved by the shareholders of the Company on September 2, 2000 and by the shareholders of Destron on September 7, 2000. For purposes of preparing the Company's consolidated financial statements, the Company will establish a new basis for Destron's assets and liabilities based upon the fair values thereof, the value of the Company's shares, warrants and stock options issued to consummate the merger and the costs of the merger. A final determination of the required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the pro forma combined financial information are preliminary and have been made solely for purposes of developing such pro forma combined financial information. Accordingly, upon completion of the merger, the actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors, including access to additional information and changes in value and operating results between the dates of the pro forma financial information data and the date on which the merger is consummated.


                         APPLIED DIGITAL SOLUTIONS, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                  JUNE 30, 2000
                                 (In Thousands)


                                                              APPLIED        DESTRON
                                                              DIGITAL        FEARING
                                                          SOLUTIONS, INC.  CORPORATION                     PRO FORMA
                                                            HISTORICAL     HISTORICAL         MERGER       COMBINED
                                                           JUNE 30, 2000  JUNE 30, 2000     ADJUSTMENTS  JUNE 30, 2000
                                                          ============================================== =============
                 ASSETS

Current Assets

   Cash and cash equivalents                                 $ 12,688        $ 2,236        $     -        $ 14,924
   Accounts receivable and unbilled
      receivables, net                                         50,122          2,481                         52,603
   Inventories                                                 39,009          3,909                         42,918
   Notes receivable                                             4,463              -                          4,463
   Prepaid expenses and other current assets                    9,912            562                         10,474
                                                             --------------------------------------        --------
      Total Current Assets                                    116,194          9,188                        125,382
Property and equipment, net                                    17,410          1,859                         19,269
Notes receivable                                                3,345              -                          3,345
Goodwill, net                                                  97,359          1,770         77,126(A)      176,255
Other assets                                                   17,782            110                         17,892
                                                             --------------------------------------        --------

                                                             $252,090        $12,927        $77,126        $342,143
                                                             ======================================        ========

     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

   Notes payable                                             $ 31,627        $     -        $     -        $ 31,627
   Current maturities of long-term debt                         8,953            581                          9,534
   Due to shareholders of acquired subsidiary                  18,864              -                         18,864
   Accounts payable                                            23,683            685                         24,368
   Accrued expenses                                            16,353            424          3,000(B)       19,777
   Other current liabilities                                        -              -                              -
                                                             --------------------------------------        --------
      Total Current Liabilities                                99,480          1,690          3,000         104,170
Long-Term Debt                                                 35,050             66              -          35,116
                                                             --------------------------------------        --------
      Total Liabilities                                       134,530          1,756          3,000         139,286
                                                             --------------------------------------        --------

Commitments and Contingencies                                       -              -              -               -
                                                             --------------------------------------        --------

Minority Interest                                               2,272              -                          2,272
                                                             --------------------------------------        --------

Stockholders' Equity

   Preferred shares                                                 -              -                              -
   Common stock                                                    59            136           (115)(C)          80
   Common stock warrants                                            -            100           (100)(C)           -
   Additional paid-in capital                                 129,211         20,300         64,976 (C)     214,487
   Retained earnings (deficit)                                 (6,236)        (9,365)         9,365 (C)      (6,236)
   Treasury stock                                              (7,310)             -                         (7,310)
   Accumulated other comprehensive loss                          (436)             -                           (436)
                                                             --------------------------------------        --------
   Total Stockholders' Equity                                 115,288         11,171         74,126         200,585
                                                             --------------------------------------        --------

                                                             $252,090        $12,927        $77,126        $342,143
                                                             ======================================        ========


The unaudited pro forma condensed combined balance sheet at June 30, 2000 gives effect to the financial position as if the merger of Destron occurred on June
30, 2000.

                                       26


PRO FORMA  ADJUSTMENTS  FOR THE UNAUDITED PRO FORMA CONDENSED  COMBINED  BALANCE
SHEET AT JUNE 30, 2000 ARE AS FOLLOWS:


(A) The adjustment to goodwill represents the amount required to reflect the goodwill associated with the excess of the purchase price paid by the Company over the sum of the amounts assigned to identifiable assets acquired and liabilities assumed. It is assumed that the new book basis of the acquired net tangible assets and liabilities approximates the historical valuation of Destron's tangible assets and liabilities, using the purchase method of accounting. For purposes of this presentation, the fair value of the Company's shares issuable in exchange for Destron's common stock has been calculated using the share price of $3.84. For purposes of this presentation, the fair value of Destron's 1,804,274 stock options and warrants to be assumed by the Company has been calculated utilizing the Black- Scholes option pricing model, Destron's outstanding options and warrants and their weighted average exercise price as of September 7, 2000, a 1.5 exchange ratio and a stock price of $3.84. Under these assumptions, the merger consideration and related goodwill is as follows:

     Fair Value of Stock Issued (Including Shares Issued for
        Transaction Fee)                                          $ 79,724
     Fair Value of Options and Warrants Assumed                      5,573
     Estimated Transaction Costs (Excluding Shares Issued for
        Transaction Fee)                                             3,000
                                                                  --------
     Merger Consideration                                           88,297
     Net Tangible Assets Acquired (Excluding Goodwill)               9,401
                                                                  --------

     Goodwill                                                       78,896
     Destron Historical Goodwill                                    (1,770)
                                                                  --------
     Goodwill Merger Adjustment                                   $ 77,126
                                                                  ========

(B) The accrued expense adjustment represents the accrued estimated transaction costs to be incurred as the Merger is completed. The costs are primarily for financial advisory, legal, accounting, printing and similar expenses.

(C) The stockholders' equity adjustment represents the fair value of the Company's stock to be issued in the Merger and the elimination of Destron's historical equity accounts as follows:

     Fair Value of Stock Issued                                   $ 85,297
     Destron's Historical Stockholders' Equity                     (11,171)
                                                                  --------
                                                                  $ 74,126
                                                                  ========



                         APPLIED DIGITAL SOLUTIONS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     For the six months ended June 30, 2000
                      (In thousands, except per share data)

                                                      COMPUTER
                                                       EQUITY
                                         APPLIED     CORPORATION                             DESTRON
                                         DIGITAL      HISTORICAL                             FEARING
                                     SOLUTIONS, INC. (JANUARY 1,               PRO FORMA   CORPORATION                  PRO FORMA
                                       HISTORICAL       2000 -                  COMBINED    HISTORICAL                   COMBINED
                                         JUNE 30,       MAY 31,    PRO FORMA    JUNE 30,     JUNE 30,       MERGER       JUNE 30,
                                          2000         2000) (A)  ADJUSTMENTS     2000         2000      ADJUSTMENTS       2000
                                     ========================================  ======================================  ============

Net operating revenue                   $149,016      $10,453     $    -        $159,469     $10,807     $     -       $170,276
Cost of goods sold                       108,570        7,776                    116,346       6,420                    122,766
Unusual inventory charge                   8,500                                   8,500                                  8,500
                                        --------------------------------        --------------------------------       --------

Gross profit                              31,946        2,677                     34,623       4,387                     39,010

Selling, general and administrative
   expenses                              (44,524)      (2,848)                   (47,372)     (2,344)                   (49,716)
Depreciation and amortization             (4,399)        (178)      (330)(B)      (4,907)       (267)    (1,930)(G)      (7,104)
Unusual and restructuring charges         (8,500)                                 (8,500)          -                     (8,500)
Interest and other income                    566                                     566         111                        677
Interest expense                          (2,467)                   (310)(C)      (2,777)        (48)                    (2,825)
                                        --------------------------------        --------------------------------       --------

Income (loss) before provision
   (benefit) for income taxes,
   minority interest and
   extraordinary loss                    (27,378)        (349)      (640)        (28,367)      1,839     (1,930)        (28,458)
Provision (benefit) for income taxes      (8,721)        (187)      (124)(D)      (9,032)         38          - (H)      (8,994)
                                        --------------------------------        --------------------------------       --------

Income (loss) before minority interest
   and extraordinary loss                (18,657)        (162)      (516)        (19,335)      1,801     (1,930)        (19,464)
Minority interest                            243                                     243           -                        243
                                        --------------------------------        --------------------------------       --------
Income (loss) before extraordinary
   loss                                 $(18,900)     $  (162)    $ (516)       $(19,578)    $ 1,801    $(1,930)       $(19,707)
                                        ================================        ================================       ========

Earnings (loss) per common share -
   basic
   Income (loss) before extraordinary
      loss                              $  (0.38)                               $  (0.36)                              $  (0.26)

Earnings (loss) per share - diluted
   Income (loss) before extraordinary
      loss                              $  (0.38)                               $  (0.36)                              $  (0.26)

Weighted average number of common
   shares outstanding - basic             50,003                   4,804          54,807(E)               20,761         75,568(I)

Weighted average number of common
   shares outstanding - diluted           50,003                   4,804          54,807(F)               20,761         75,568(J)


The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2000 gives effect to the consolidated results of operations for the six month period as if the acquisition of Compec and the merger of Destron occurred on January 1, 2000.

                                       28


PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA CONDENSED  COMBINED  STATEMENT
OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2000 ARE AS FOLLOWS:


(A) Represents the historical unaudited condensed combined results of Compec for the five months ended May 31, 2000. Compec was acquired by the Company effective June 1, 2000.

(B) The $330 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded assuming straight line amortization of the $15,853 of goodwill recorded on the Company's books related to the Compec acquisition over a twenty year period.

(C) The $310 increase in interest expense represents the increase to interest expense associated with debt issued in connection with the purchase of Compec, based upon borrowing the $8,848 paid to the sellers at closing at an 8.41% interest rate.

(D) The $124 adjustment to the provision for income taxes results from providing for taxes at a 40% rate (net federal and state) against the pre-tax pro-forma adjustment for interest expense. The amortization of goodwill is not deductible and therefore receives no tax benefit.

(E) Includes the 4,804 shares of the Company's common stock issued to Compec's shareholders. For purposes of this pro forma presentation, such shares of the Company's common stock were deemed to be outstanding for the entire pro forma period.

(F) There were no potential diluted common shares assumed by the Company in connection with the acquisition of Compec.

(G) The $1,930 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded for the six month period from January 1, 2000 to June 30, 2000, assuming straight line amortization of the $78,896 of goodwill over a 20 year period and taking into consideration the $42 of goodwill amortization expense included in Destron's historical statement of operations.

(H) The amortization of goodwill related to the Destron acquisition is not deductible and therefore receives no tax benefit.

(I) The number of shares of the Company's common stock to be issued were determined under the assumption that all of the 13,667,278 shares of Destron common stock outstanding on September 7, 2000, the date Destron's shareholders approved the merger, are exchanged for common stock of the Company at an exchange ratio of 1.5, that approximately 260,420 shares of the Company's common stock will be issued for payment of a finder's fee and without taking into account the exercise of options and warrants of Destron assumed by the Company. For purposes of this pro forma presentation the Company's common stock were deemed to be outstanding for the entire pro forma period.

(J) The diluted potential common shares were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.


                                        29


                         APPLIED DIGITAL SOLUTIONS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     For the six months ended June 30, 1999
                      (In thousands, except per share data)


                                            APPLIED        BOSTEK, INC.                    APPLIED         COMPUTER
                                            DIGITAL       AND AFFILIATE                    DIGITAL          EQUITY
                                        SOLUTIONS, INC.    HISTORICAL                   SOLUTIONS, INC.  CORPORATION
                                           HISTORICAL   (JANUARY 1, 1999 -                 PRO FORMA      HISTORICAL
                                            JUNE 30,       MAY 31, 1999)    PRO FORMA       JUNE 30,        JUNE 30,    PRO FORMA
                                             1999             (A)          ADJUSTMENTS       1999            1999      ADJUSTMENTS
                                        ===========================================================================================
Net operating revenue                      $124,528          $33,400        $              $157,928        $15,050      $
Cost of goods sold                           79,782           29,596                        109,378         11,477
                                           ----------------------------------------------------------------------------------------

Gross profit                                 44,746            3,804                         48,550          3,573
Selling, general and administrative
   expenses                                 (37,816)          (3,424)        (447)(B)       (41,687)        (2,002)       (396)(E)
Depreciation and amortization                (3,761)             (10)                        (3,771)          (257)
Unusual and restructuring charges            (2,550)               -                         (2,550)             -
Interest and other income                       278                -                            278            140
Interest expense                             (1,135)            (151)        (352)(C)        (1,638)            (2)       (372)(F)
                                           --------------------------------------          ----------------------------------------

Income (loss) before provision (benefit)
   for income taxes, minority interest
   and extraordinary loss                      (238)             219         (799)             (818)         1,452        (768)
Provision (benefit) for income taxes            442               74         (320)(D)           196            590        (149)(G)
                                           --------------------------------------          ----------------------------------------

Income (loss) before minority interest
   and extraordinary loss                      (680)             145         (479)           (1,014)           862        (619)
Minority interest                               464                                             464              -
                                           --------------------------------------          ----------------------------------------

Income (loss) before extraordinary loss    $ (1,144)         $   145        $(479)         $ (1,478)       $   862      $ (619)
                                           ======================================          ========================================


Earnings (loss) per common share - basic
   Income (loss) before extraordinary
      loss                                 $  (0.03)             N/A          N/A          $  (0.03)

Earnings (loss) per share - diluted
   Income (loss) before extraordinary
      loss                                 $  (0.03)             N/A          N/A          $  (0.03)

Weighted average number of common
   shares outstanding - basic                45,347              N/A          N/A            45,347                      4,804

Weighted average number of common
   shares outstanding - diluted              45,347              N/A          N/A            45,347                      4,804


The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 1999 gives effect to the consolidated results of operations for the six month period as if the acquisitions of Bostek and Compec and the merger of Destron occurred on January 1, 1999.


                         APPLIED DIGITAL SOLUTIONS, INC.
                     UNAUDITED PRO FORMA CONDENSED COMBINED
                       STATEMENT OF OPERATIONS (Continued)
                        For the six months ended June 30, 1999

                      (In thousands, except per share data)

                                                              DESTRON
                                                              FEARING
                                             PRO FORMA      CORPORATION                     PRO FORMA
                                              COMBINED      HISTORICAL                       COMBINED
                                              JUNE 30,        JUNE 30,        MERGER         JUNE 30,
                                                1999           1999         ADJUSTMENTS        1999
                                            ============================================   =============
Net operating revenue                         $172,978        $10,720       $              $183,698
Cost of goods sold                             120,855          6,060                       126,915
                                              -------------------------------------        --------

Gross profit                                    52,123          4,660                        56,783

Selling, general and administrative expenses   (44,085)        (1,739)                      (45,824)
Depreciation and amortization                   (4,028)          (241)       (1,930)(J)      (6,199)
Unusual and restructuring charges               (2,550)             -                        (2,550)
Interest and other income                          418            463                           881
Interest expense                                (2,012)          (191)                       (2,203)
                                              -------------------------------------        --------

Income (loss) before provision (benefit)
   for income taxes, minority interest and
   extraordinary loss                             (134)         2,952        (1,930)            888
Provision (benefit) for income taxes               637             70             - (K)         707
                                              -------------------------------------        --------

Income (loss) before minority interest and
   extraordinary loss                             (771)         2,882        (1,930)            181
Minority interest                                  464              -                           464
                                              -------------------------------------        --------

Income (loss) before extraordinary loss       $ (1,235)       $ 2,882       $(1,930)       $   (283)
                                              =====================================        ========

Earnings (loss) per common share - basic
   Income (loss) before extraordinary
      loss                                    $  (0.02)                                    $  (0.00)

Earnings (loss) per share - diluted
   Income (loss) before extraordinary
      loss                                    $  (0.02)                                    $  (0.00)

Weighted average number of common
   shares outstanding - basic                   50,151(H)                    20,761          70,912 (L)

Weighted average number of common
   shares outstanding - diluted                 50,151(I)                    20,761          70,912 (M)


                                       31


PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA CONDENSED  COMBINED  STATEMENT
OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1999 ARE AS FOLLOWS:


(A) Represents the historical unaudited condensed combined results of Bostek for the five months ended May 31, 1999. Bostek was acquired by the Company's subsidiary, Intellesale.com, Inc. effective June 1, 1999.

(B) The $447 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded assuming straight line amortization of the $21,458 of goodwill recorded on the Company's books related to the Bostek acquisition over a twenty year period.

(C) The $352 increase in interest expense represents the increase to interest expense associated with debt issued in connection with the purchase of Bostek, based upon borrowing the $10,055 paid to the sellers at closing at an 8.41% interest rate.

(D) The $320 adjustment to the provision for income taxes results from providing for taxes at a 40% rate (net federal and state) against the pre-tax pro-forma adjustments.

(E) The $396 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense, assuming straight line amortization of the $15,853 of goodwill recorded on the Company's books related to the Compec acquisition over a twenty year period.

(F) The $372 increase in interest expense represents the increase to interest expense associated with debt issued in connection with the purchase of Compec, based upon borrowing the $8,848 paid to the sellers at closing at an 8.41% interest rate.

(G) The $149 adjustment to the provision for income taxes results from providing for taxes at a 40% rate (net federal and state) against the pre-tax pro-forma adjustment for interest expense. The amortization of goodwill is not deductible and therefore receives no tax benefit.

(H) Includes the 4,804 shares of the Company's common stock issued to Compec's shareholders. For purposes of this pro forma presentation, such shares of the Company's common stock were deemed to be outstanding for the entire pro forma period.

(I) There were no potential diluted common shares assumed by the Company in connection with the acquisition of Compec.

(J) The $1,930 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded for the six month period from January 1, 1999 to June 30, 1999, assuming straight line amortization of the $78,896 of goodwill related to the Destron acquisition over a 20 year period and taking into consideration the $42 of goodwill amortization expense included in Destron's historical statement of operations.

(K) The amortization of goodwill is not deductible and therefore receives no tax benefit.

(L) The number of shares of the Company's common stock to be issued were determined under the assumption that all of the 13,667,278 shares of Destron common stock outstanding on September 7, 2000, the date Destron's shareholders approved the merger, are exchanged for common stock of the Company at an exchange ratio of 1.5, that approximately 260,420 shares of the Company's common stock will be issued for payment of a finder's fee and without taking into account the exercise of options and warrants of Destron assumed by the Company. For purposes of this pro forma presentation the Company's common stock were deemed to be outstanding for the entire pro forma period.

(M) The diluted potential common shares were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

                                       32


                         APPLIED DIGITAL SOLUTIONS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      For the year ended December 31, 1999
                      (In thousands, except per share data)


                                            APPLIED        BOSTEK, INC.                    APPLIED         COMPUTER
                                            DIGITAL       AND AFFILIATE                    DIGITAL          EQUITY
                                        SOLUTIONS, INC.    HISTORICAL                   SOLUTIONS, INC.  CORPORATION
                                           HISTORICAL   (JANUARY 1, 1999 -                PRO FORMA       HISTORICAL
                                          DECEMBER 31,     MAY 31, 1999)    PRO FORMA     DECEMBER 31,   FEBRUARY 29,   PRO FORMA
                                             1999             (A)          ADJUSTMENTS       1999            2000      ADJUSTMENTS
                                        ==============================================  ===========================================
Net operating revenue                      $336,741          $33,400        $              $370,141        $33,058     $
Cost of goods sold                          241,790           29,596                        271,386         24,760
                                           -----------------------------------------------------------------------------------

Gross profit                                 94,951            3,804                         98,755          8,298

Selling, general and administrative
   expenses                                 (90,416)          (3,424)                       (93,840)        (4,490)
Depreciation and amortization                (9,687)             (10)        (447)(B)       (10,144)          (498)       (793)(E)
Restructuring and unusual charges            (2,550)               -                         (2,550)
Gain on sale of subsidiary                   20,075                -                         20,075
Interest income                                 616                -                            616
Interest expense                             (3,842)            (151)        (352)(C)        (4,345)             -        (744)(F)
                                           -----------------------------------------------------------------------------------

Income (loss) before provision for
   income taxes, minority interest and
   extraordinary loss                         9,147              219         (799)            8,567          3,310      (1,537)
Provision for income taxes                    3,160               74         (320)(D)         2,914          1,273        (298)(G)
                                           -----------------------------------------------------------------------------------

Income (loss) before minority interest
   and extraordinary loss                     5,987              145         (479)            5,653          2,037      (1,239)
Minority interest                               395                -            -               395              -
                                           -----------------------------------------------------------------------------------

Income (loss) before extraordinary loss    $  5,592          $   145        $(479)         $  5,258        $ 2,037     $(1,239)
                                           ===================================================================================


Earnings (loss) per common share - basic
   Income (loss) before extraordinary
      loss                                 $   0.12              N/A          N/A          $   0.11

Earnings (loss) per share - diluted
   Income (loss) before extraordinary
      loss                                 $   0.11              N/A          N/A          $   0.10

Weighted average number of common
   shares outstanding - basic                46,814              N/A          N/A            46,814                      4,804

Weighted average number of common
   shares outstanding - diluted              50,086              N/A          N/A            50,086                      4,804


The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1999 gives effect to the consolidated results of operations for the year ended December 31, 1999 as if the acquisitions of Bostek and Compec and the merger of Destron had occurred on January 1, 1999.



                         APPLIED DIGITAL SOLUTIONS, INC.
   UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (Continued)
                      For the year ended December 31, 1999
                     (In thousands, except per share data)


                                                              DESTRON
                                                              FEARING
                                             PRO FORMA      CORPORATION                     PRO FORMA
                                              COMBINED      HISTORICAL                       COMBINED
                                            DECEMBER 31,   SEPTEMBER 30,      MERGER       DECEMBER 31,
                                                1999           1999         ADJUSTMENTS        1999
                                            ============   ============================    ============
Net operating revenue                         $403,199        $18,548       $               $ 421,747
Cost of goods sold                             296,146         10,996                         307,142
                                              -------------------------------------         ---------

Gross profit                                   107,053          7,552                         114,605

Selling, general and administrative expenses   (98,330)        (3,929)                       (102,259)
Depreciation and amortization                  (11,435)          (214)       (3,861)(J)       (15,510)
Restructuring and unusual charges               (2,550)                                        (2,550)
Gain on sale of subsidiary                      20,075                                         20,075
Interest income                                    616             18                             634
Interest expense                                (5,089)          (273)                         (5,362)
                                              -------------------------------------         ---------

Income (loss) before provision for income
   taxes, minority interest and
   extraordinary loss                           10,340          3,154        (3,861)            9,633
Provision for income taxes                       3,889             80             - (K)         3,969
                                              -------------------------------------         ---------

Income (loss) before minority interest and
   extraordinary loss                            6,451          3,074        (3,861)            5,664
Minority interest                                  395                                            395
                                              -------------------------------------         ---------

Income (loss) before extraordinary loss       $  6,056        $ 3,074       $(3,861)        $   5,269
                                              =====================================         =========

Earnings (loss) per common share - basic
   Income (loss) before extraordinary
      loss                                    $   0.12                                      $    0.07

Earnings (loss) per share - diluted
   Income (loss) before extraordinary
      loss                                    $   0.11                                      $    0.07

Weighted average number of common
   shares outstanding - basic                   51,618(H)                    20,761            72,379(L)

Weighted average number of common
   shares outstanding - diluted                 54,890(I)                    22,250            77,140(M)


                                       34


PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA CONDENSED  COMBINED  STATEMENT
OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 ARE AS FOLLOWS:


(A) Represents the historical unaudited condensed combined results of Bostek for the five months ended May 31, 1999. Bostek was acquired by the Company's subsidiary, Intellesale.com, Inc., effective June 1, 1999.

(B) The $447 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded assuming straight line amortization of the $21,458 of goodwill recorded by the Company related to the Bostek acquisition over a twenty year period.

(C) The $352 increase in interest expense represents the increase to interest expense associated with debt issued in connection with the purchase of Bostek, based upon borrowing the $10,055 paid to the sellers at closing at an 8.41% interest rate.

(D) The $320 adjustment to the provision for income taxes results from providing for taxes at a 40% rate (net federal and state) against the pre-tax pro-forma adjustments.

(E) The $793 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded assuming straight line amortization of the $15,853 of goodwill recorded by the Company related to the Compec acquisition over a twenty year period.

(F) The $744 increase in interest expense represents the increase to interest expense associated with debt issued in connection with the purchase of Compec, based upon borrowing the $8,848 paid to the sellers at closing at an 8.41% interest rate.

(G) The $298 adjustment to the provision for income taxes results from providing for taxes at a 40% rate (net federal and state) against the pre-tax pro-forma adjustment for interest expense. The amortization of goodwill is not deductible and therefore receives no tax benefit.

(H) Includes the 4,804 shares of the Company's common stock issued to Compec's shareholders. For purposes of this pro forma presentation, such shares of the Company's common stock were deemed to be outstanding for the entire pro forma period.

(I) There were no potential diluted common shares assumed by the Company in connection with the acquisition of Compec.

(J) The $3,861 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded, assuming straight line amortization of the $78,896 of goodwill over a 20 year period and taking into consideration the $84 of goodwill amortization expense included in Destron's historical statement of operations.

(K) The amortization of goodwill is not deductible and therefore receives no tax benefit.

(L) The number of shares of the Company's common stock to be issued were determined under the assumption that all of the 13,667,278 shares of Destron common stock outstanding on September 7, 2000, the date Destron's shareholders approved the merger, are exchanged for common stock of the Company at an exchange ratio of 1.5, that approximately 260,420 shares of the Company's common stock will be issued for payment of a finder's fee and without taking into account the exercise of options and warrants of Destron assumed by the Company. For purposes of this pro forma presentation the Company's common stock were deemed to be outstanding for the entire pro forma period.

(M) The diluted potential common shares outstanding were determined utilizing the treasury stock method under the assumption that all potentially dilutive potential common shares were outstanding for the entire pro forma period. The dilutive potential common shares consist of the estimated number of Destron options and warrants of 1,804,274 outstanding as of September 7, 2000. The Destron options and warrants as of September 7, 2000, adjusted for an assumed ratio of 1.5, are those that are assumed to be acquired by the Company.


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby**:


       SEC Registration Fee .......................     $   15,905
       Accounting Fees and Expenses ...............         20,000  *
       Legal Fees and Expenses ....................         20,000  *
       Miscellaneous Expenses .....................          4,095  *
                                                        -----------
                Total..............................     $   60,000  *
                                                        ===========
-------------


*    Estimated

** The Selling Shareholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15.  Indemnification of Directors and Officers.

     Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Exchange Act.

     The bylaws of the Registrant provide that the Registrant shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Registrant who has served as a director, officer, employee or agent of the Registrant or, at the Registrant's request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16.  Exhibits.
     See Exhibit Index.

Item 17.  Undertakings.

     (a)  The undersigned issuer hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida, on November 15, 2000.


                               APPLIED DIGITAL SOLUTIONS, INC.

                               By:  /s/ David A. Loppert
                                   --------------------------------------------
                                   David A. Loppert, Vice President, Chief
                                              Financial Officer

                                POWER OF ATTORNEY


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




            Signature                              Title                         Date
            ---------                              -----                         ----

                                    Chairman of the Board of Directors,
                                      Chief Executive Officer and
    /s/ Richard J. Sullivan*          Secretary (Principal Executive      November 15, 2000
---------------------------------     Officer)
    (Richard J. Sullivan)

    /s/ Garrett A. Sullivan*        President and Director (Principal     November 15, 2000
---------------------------------     Operating Officer)
    (Garrett A. Sullivan)

     /s/ David A. Loppert           Vice President, Chief Financial
---------------------------------     Officer                             November 15, 2000
      (David A. Loppert)

    /s/ Lorraine M. Breece*
---------------------------------   Chief Accounting Officer              November 15, 2000
     (Lorraine M. Breece)

    /s/ Richard S. Friedland*       Director                              November 15, 2000
---------------------------------
    (Richard S. Friedland)

     /s/ Arthur F. Noterman*        Director                              November 15, 2000
---------------------------------
     (Arthur F. Noterman)

      /s/ Daniel E. Penni*          Director                              November 15, 2000
---------------------------------
      (Daniel E. Penni)

     /s/ Angela M. Sullivan*        Director                              November 15, 2000
---------------------------------
     (Angela M. Sullivan)

    /s/ Constance K. Weaver*        Director                              November 15, 2000
---------------------------------
    (Constance K. Weaver)

                            *By: /S/ David A. Loppert
                                 --------------------
                                 David A. Loppert
                                 Attorney-in-fact

                                  EXHIBIT INDEX
   Exhibit
   Number                           Description
   ------                           -----------

       4.1 Second Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 4.1 to the Registrant's Post-Effective Amendment No. 1 on Form S-1 to Registration Statement (Form S-3 File No. 333-64605) filed with the Commission on June 24, 1999)


       4.2 Amendment of Articles of Incorporation of the Registrant filed with the Secretary of State of the State of Missouri on September 5, 2000 (incorporated herein by reference to Exhibit 4.3 to the Registrant's Post-Effective Amendment No. 3 on Form S-3 to Registration Statement on Form S-4 (File No. 333-38420-02) filed with the Commission on September 29, 2000)


       4.3 Certificate of Designation of Preferences of Series C Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 26, 2000)


       4.4 Amended and Restated Bylaws of the Registrant dated March 31, 1998 (incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-51067) filed with the Commission on April 27, 1998)



       5.1 Opinion of Bryan Cave LLP regarding the validity of the common stock


       10.1 Securities Purchase Agreement, dated as of October 24, 2000, relating to the Registrant's Series C Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 26, 2000)

       10.2 Form of warrant to purchase common stock of the Registrant issued to the holders of the Series C Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 26, 2000)

       10.3 Registration Rights Agreement between the Registrant and the holders of the Series C Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 26, 2000)

       10.4 Agreement and Plan of Merger dated as of October 18, 2000 among the Registrant, PDS Acquisition Corp., Pacific Decision Sciences Corporation, H&K Vasa Family 1999 Limited Partnership, H&K Vasa Family 2000 Limited Partnership, David Dorret and David Englund (incorporated by reference to Exhibit 2 to the Registrant's Current Report on Form 8-K filed with the Commission on November 1, 2000)


       23.1    Consent of PricewaterhouseCoopers LLP

       23.2    Consent of Rubin, Brown, Gornstein & Co. LLP

       23.3    Consent of Arthur Andersen LLP

       23.4    Consent of Grant Thornton LLP

       23.5    Consent of Di Pesa & Company

       23.6    Consent of Bryan Cave LLP (included in Exhibit 5.1)

       24.1    Power of Attorney (*)

---------------------
 * = Previously filed.